Exhibit (a)(5)

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June 7, 2007

TO:          UNIT HOLDERS OF CENTURY PROPERTIES FUND XV

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are extending the Offer to Purchase and related Letters of Transmittal sent to you on May 8, 2007, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase up to 20,000 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XV (the "Partnership") at a purchase price equal to:

                                  $110 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES FUND XV without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. This offer is 22% HIGHER than what Affiliates of the Purchasers offered in August of 2006.

     o NO DISTRIBUTIONS SINCE 2002. The Partnership has paid no distributions to limited partners since 2002, and it states that "there can be no assurance that the Partnership will generate sufficient funds from operations after required capital expenditures to permit distributions to its partners in 2007 or subsequent periods. (emphasis added).

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating, and the Partnership's term extends through December 31, 2020. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.


The Purchasers are extending the Expiration Date to June 21, 2007. You can view the amended Offer materials at www.mpfi.com (Click on MPF Tenders). If you already completed and sent a Letter of Transmittal to the Depositary, you need not send another, you will automatically receive the higher price. Please note that a Medallion Guarantee is not required.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) June 21, 2007.